Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda
September 2, 2011
Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Enstar Group Limited
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
File No. 001-33289
Dear Mr. Rosenberg:
     Enstar Group Limited (the “Company” or “we”) has carefully considered each of the comments in your letter dated August 5, 2011 and, on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.
Comment 1:
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expenses, page 72
1.	In describing your determination of reserves on page 73, you state that “based on exposure characteristics and nature of available data for each individual reserving category, a number of methodologies are applied” and that “recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied.” You also refer to use of “independent actuarial estimates of ultimate losses.” Please provide us proposed disclosure to be included in future filings that addresses the following information for “All other” reserves:
•	The methodologies used to determine your reserves, including their strengths and weaknesses

•	Your consideration of exposure characteristics, data limitations and strengths and weaknesses of these methodologies in determining the reserve selected

Jim B. Rosenberg
September 2, 2011

•	How the independent actuarial estimates of ultimate losses are used in your determination of recorded reserves and those circumstances warranting adjustment of your recorded reserves based on these independent actuarial estimates

•	The nature and amount of adjustments to reserves, resulting from your consideration of the independent actuarial estimates

•	The factors that supported your reduction of the IBNR reserve by $164.9 million in 2010, $142.8 million in 2009 and $90 million in 2008.

•	The impact on your future operating results of reasonably likely changes in the factors supporting your reserve estimates at December 31, 2010.
Response:
In future filings, beginning with our 2011 Form 10-K, we plan to replace the disclosure under Non-Latent Claims on page 80 of the 2010 Form 10-K with expanded disclosure that is substantially similar to the following:
“All Other (Non-latent) Reserves
     For our “All Other” (non-latent) loss exposure, a range of traditional loss development extrapolation techniques is applied by our independent actuaries and us. These methods assume that cohorts, or groups, of losses from similar exposures will increase over time in a predictable manner. Historical paid, incurred, and outstanding loss development experience is examined for earlier years to make inferences about how later years’ losses will develop. The application and consideration of multiple methods is consistent with the Actuarial Standards of Practice.
     When determining which loss development extrapolation methods to apply to each company and each class of exposure within each company, we and our independent actuaries consider the nature of the exposure for each specific subsidiary and reserving segment and the available loss development data, as well as the limitations of that data. In cases where company-specific loss development information is not available or reliable, we and our independent actuaries select methods that do not rely on historical data and consider industry loss development information published by industry sources such as the Reinsurance Association of America. In determining which methods to apply, we and our independent actuaries also consider cause of loss coding information when available.
     A brief summary of the methods that are considered most frequently in analyzing non-latent exposures is provided below. This summary discusses the strengths and weaknesses of each method, as well as the data requirements for each method, all of which are considered when selecting which methods to apply for each reserve segment.
     1. Cumulative Reported and Paid Loss Development Methods. The Cumulative Reported (Case Incurred) Loss Development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of claim reporting and

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September 2, 2011

settlement rates, as well as the consistency of case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at all stages of maturity. Historical “age-to-age” loss development factors (“LDFs”) are calculated to measure the relative development of an accident year from one maturity point to the next. Age-to-age LDFs are then selected based on these historical factors. The selected age-to-age LDFs are used to project the ultimate losses. The Cumulative Paid Loss Development Method is mechanically identical to the Cumulative Reported Loss Development Method described above, but the paid method does not rely on case reserves or claim reporting patterns in making projections. The validity of the results from using a cumulative loss development approach can be affected by many conditions, such as internal claim department processing changes, a shift between single and multiple payments per claim, legal changes, or variations in a company’s mix of business from year to year. Typically, the most appropriate circumstances in which to apply a cumulative loss development method are those in which the exposure is mature, full loss development data is available, and the historical observed loss development is relatively stable.
     2. Incremental Reported and Paid Loss Development Methods. Incremental incurred and paid analyses are performed in cases where cumulative data is not available. The concept of the incremental loss development methods is similar to the cumulative loss development methods described above, in that the pattern of historical paid or incurred losses is used to project the remaining future development. The difference between the cumulative and incremental methods is that the incremental methods rely on only incremental incurred or paid loss data from a given point in time forward, and do not require full loss history. These incremental loss development methods are therefore helpful when data limitations apply. While this versatility in the incremental methods is a strength, the methods are sensitive to fluctuations in loss development, so care must be taken in applying them.
     3. IBNR-to-Case Outstanding Method. This method requires the estimation of consistent cumulative paid and reported (case) incurred loss development patterns and age-to-ultimate LDFs, either from data that is specific to the segment being analyzed or from applicable benchmark or industry data. These patterns imply a specific expected relationship between IBNR, including both development on known claims (bulk reserve) and losses on true late reported claims, and reported case incurred losses. The IBNR-to-Case Outstanding method can be used in a variety of situations. It is appropriate for loss development experience that is mature and possesses a very high ratio of paid losses to reported case incurred losses. The method also permits an evaluation of the difference in maturity between the business being reviewed and benchmark development patterns. Depending on the relationship of paid to incurred losses, an estimate of the relative maturity of the business being reviewed can be made and a subsequent estimate of ultimate losses driven by the implied IBNR to case outstanding ratio at the appropriate maturity can be made. This method is also useful where loss development data is incomplete and only the case outstanding amounts are determined to be reliable. This

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September 2, 2011

method is less reliable in situations where relative case reserve adequacy has been changing over time.
     4. Bornhuetter-Ferguson Expected Loss Projection Reported and Paid Methods. The Bornhuetter-Ferguson Expected Loss Projection Method based on reported loss data relies on the assumption that remaining unreported losses are a function of the total expected losses rather than a function of currently reported losses. The expected losses used in this analysis are based on initial selected ultimate loss ratios by year. The expected losses are multiplied by the unreported percentage to produce expected unreported losses. The unreported percentage is calculated as one minus the reciprocal of the selected cumulative incurred LDFs. Finally, the expected unreported losses are added to the current reported losses to produce ultimate losses. The calculations underlying the Bornhuetter-Ferguson Expected Loss Projection Method based on paid loss data are similar to the Bornhuetter-Ferguson calculations based on reported losses, with the exception that paid losses and unpaid percentages replace reported losses and unreported percentages. The Bornhuetter-Ferguson method is most useful as an alternative to other models for immature years. For these immature years, the amounts reported or paid may be small and unstable and therefore not predictive of future development. Therefore, future development is assumed to follow an expected pattern that is supported by more stable historical data or by emerging trends. This method is also useful when changing reporting patterns or payment patterns distort historical development of losses. Similar to the loss development methods, the Bornhuetter-Ferguson method may be applied to loss and ALAE on a combined or separate basis. The Bornhuetter-Ferguson method may not be appropriate in circumstances where the liabilities being analyzed are very mature, as it is not sensitive to the remaining amount of case reserves outstanding, or the actual development to date.
     5. Reserve Run-off Method. This method first projects the future values of case reserves for all underwriting years to future ages of development. This is done by selecting a run-off pattern of case reserves. The selected case run-off ratios are chosen based on the observed run-off ratios at each age of development. Once the ratios have been selected, they are used to project the future values of case reserves. A paid on reserve factor is selected in a similar way. The ratios of the observed amounts paid during each development period to the respective case reserves at the beginning of the periods are used to estimate how much will be paid on the case reserves during each development period. These paid on reserve factors are then applied to the case reserve amounts that were projected during the first phase of this method. A summation of the resulting paid amounts yields an estimate of the liability. The Reserve Run-off Method works well when the historical run-off patterns are reasonably stable and when case reserves ultimately show a decreasing trend. Another strength of this method is that it only requires case reserves at a given point in time and incremental paid and incurred losses after that point, meaning that it can be applied in cases where full loss history is not available. In cases of volatile data where there is a persistent increasing trend in case reserves, this method will fail to produce a reasonable estimate. In several cases, reliance upon this method was limited due to this weakness.

Jim B. Rosenberg
September 2, 2011

     Our independent actuaries select the appropriate loss development extrapolation methods to apply to each company and each class of exposure, and then apply these methods to calculate an initial estimate of ultimate losses. Our management, which is responsible for the final estimate of ultimate losses, reviews the calculations of our independent actuaries, considers whether the appropriate method was applied, and discusses any proposed adjustments to the independent actuaries’ initial estimate of ultimate losses as it deems necessary. Historically, we have not deviated from the final recommendations of our independent actuaries. Paid-to-date losses are then deducted from the estimate of ultimate losses to arrive at an estimated total loss reserve, and reported outstanding case reserves are then deducted from estimated total loss reserves to calculate the estimated IBNR reserve.
     Net Reduction in Ultimate Loss and Loss Adjustment Expense Liabilities
     The change in our estimated total loss reserves for both latent and all other exposures compared to that of the previous period, less net losses paid during the period, is recorded as a reduction in net ultimate losses on our statement of earnings for the period. Our estimated total loss reserve at December 31, 2011 was determined by estimating the ultimate losses and deducting paid-to-date losses. The estimated ultimate losses, for both latent and all other (non-latent) liabilities, were determined by the amount of advised case reserves and the application of the actuarial methodologies described above to estimate IBNR reserves. Future changes in our estimates of ultimate losses are likely to have a significant impact on future operating results. Our operating objective is to commute our loss exposures and manage non-commuted loss development in a disciplined manner such that future incurred loss development will be less than expected. A combination of future commutations and better-than-expected incurred loss development of non-commuted exposures could improve the trend of loss development and, after the application of actuarial methodologies to the improved trend, reduce the December 31, 2011 estimates of ultimate losses with a positive impact on our future results. However, it is not possible to project future commutation settlements or whether incurred loss development will be better than expected, and it is possible that ultimate loss reserves could increase based on the factors discussed herein.”
We also plan to replace the third paragraph on page 16 of our 2010 Form 10-K with expanded disclosure that is substantially similar to the following:
     “Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds, often at a discount to the previously estimated ultimate liability. Commutations are beneficial to us as they extinguish liabilities and reduce the potential for future adverse loss development. All prior historical loss development that relates to commuted exposures is eliminated to produce revised historical loss development for the remaining non-commuted exposures. Our independent actuaries apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess their estimates of ultimate liabilities, and, after management’s review of and, if necessary, adjustments to those estimates, we reassess our estimate of IBNR reserves. Because the majority of commutation activity takes place during the fourth quarter, the focus of our actuarial evaluation of ultimate liabilities also occurs in the fourth quarter.”

Jim B. Rosenberg
September 2, 2011

Furthermore we plan to replace the second paragraph of page 73 of our 2010 Form 10-K with disclosure that is substantially similar to the following:
     “In establishing reserves, management includes amounts for IBNR reserves based on independent actuarial estimates of ultimate losses. Our independent actuaries employ generally accepted actuarial methodologies to estimate ultimate losses and loss adjustment expenses and those estimates are reviewed by our management.”
We believe the above expanded disclosure addresses the first four bullet points and last bullet point of your request. With regards to the fifth bullet point of your request above, we believe that the disclosure in our 2010 Form 10-K contained in the second paragraph on page 17, the first paragraph on page 18 and paragraphs (i) and (ii) on pages 18 and 19 adequately explains the factors that support the reductions in IBNR in each of 2010, 2009 and 2008 for all categories of loss reserves, including all other reserves. This disclosure, which was first included in our 2009 Form 10-K following the Staff’s review of our 2008 Form 10-K, is also included in our 2010 Form 10-K on pages 88 and 89 (for the 2010 reduction in IBNR), page 95 (for the 2009 reduction in IBNR) and pages 151 to 154. We do not believe that including a more detailed discussion of IBNR reductions would meaningfully improve investors’ understanding of our business.
For ease of reference we have reproduced below the relevant disclosures supporting the reductions in IBNR in each of 2010, 2009 and 2008:
Factors supporting reduction of IBNR in 2010 (Pages 17, 88-89 and 151 of our 2010 Form 10-K)
The decrease in the estimate of IBNR loss reserves of $236.9 million was comprised of $67.8 million relating to asbestos liabilities, $4.2 million relating to environmental liabilities and $164.9 million relating to all other remaining liabilities. The reduction in IBNR was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2010, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred favorable loss development of $41.1 million, resulting from settlement of net advised case and LAE reserves of $336.1 million for net paid losses of $295.0 million, related to the settlement of non-commuted losses in the year and approximately 90 commutations of assumed and ceded exposures. Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured are eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that

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September 2, 2011

settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 90 commutations completed during 2010, three related to our top ten insured and/or reinsured exposures, including one commutation completed shortly after December 31, 2009 whereby the related reduction in IBNR reserves was recorded in the reduction in net ultimate losses for the year ended December 31, 2009, and one related to the commutation of one of our largest ceded reinsurance assets. The remaining 86 commutations, of which approximately 43% were completed during the three months ended December 31, 2010, were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2010, including commutations (but excluding the impact of the commutation that was completed subsequent to the year ended December 31, 2009) and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2010 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $236.9 million in 2010.
Factors supporting reduction of IBNR in 2009 (pages 18, 95 and 152 of our 2010 Form 10-K)
The decrease in the estimate of IBNR loss reserves of $318.2 million was comprised of $158.4 million relating to asbestos liabilities, $17.0 million relating to environmental liabilities and $142.8 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2009, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred loss development of $43.3 million resulting from settlement of net advised case and LAE reserves of $214.1 million for net paid losses of $257.4 million, related to the settlement of non-commuted losses in the year and approximately 79 commutations of assumed and ceded exposures. Of the 79 commutations completed during 2009, two related to our top ten insured and/or reinsured exposures. The remaining 77 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. Approximately 76% of commutations completed in 2009 related to commutations completed during the three months ended December 31, 2009. Subsequent to the year end, one of our insurance entities completed a commutation of another of one of our top ten reinsured exposures. The combination of the claims settlement activity in 2009, including commutations, and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2009 related to such exposures compared to prior forecasts as well as the impact of the commutation that was completed subsequent to the year-end), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $318.2 million in 2009.

Jim B. Rosenberg
September 2, 2011

Factors supporting reduction in IBNR in 2008 (pages 18-19 and 153-154 of our 2010 Form 10-K)
     (i) A reduction in estimates of net ultimate losses of $21.7 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. Net incurred loss development relating to this entity of $21.6 million was offset by reductions in IBNR reserves of $94.8 million and reductions in provisions for bad debt of $3.1 million, resulting in a net reduction in estimates of ultimate losses of $76.3 million. The entity in question benefited, until December 18, 2008, from substantial stop loss reinsurance protection whereby $54.6 million of the net reduction in ultimate losses of $76.3 million was ceded to a single AA- rated reinsurer such that we retained a reduction in estimates of net ultimate losses relating to this entity of $21.7 million. On December 18, 2008, we commuted the stop loss reinsurance protection with the reinsurer for the receipt of $190.0 million payable by the reinsurer to us over four years together with interest compounded at 3.5% per annum. The commutation resulted in no significant financial impact to us. The decrease in the estimate of IBNR loss reserves of $94.8 million for this one insurance entity was comprised of $77.7 million relating to asbestos liabilities, $9.0 million relating to environmental liabilities and $8.1 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2008, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development relating to non-commuted policies compared to prior forecasts. The net incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured were eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten assumed exposures. The remaining five commutations were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2008, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2008 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $94.8 million for this one insurance entity in 2008.

Jim B. Rosenberg
September 2, 2011

     (ii) A reduction in estimates of net ultimate losses of $139.7 million in our other insurance and reinsurance entities comprised net favorable incurred loss development of $24.1 million and reductions in IBNR reserves of $115.6 million. The decrease in the estimate of IBNR loss reserves of $115.6 million was comprised of $23.8 million relating to asbestos liabilities, $1.8 million relating to environmental liabilities and $90.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of favorable loss development activity during 2008, which was comprised of the settlement of advised case reserves below their prior period carried amounts, commutations completed and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $24.1 million, whereby net advised case and LAE reserves of $123.5 million were settled for net paid losses of $99.4 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 59 commutations of assumed and ceded exposures at less than case and LAE reserves. Of the 59 commutations completed during 2008 for our other reinsurance and insurance companies, two (both of which were completed during the three months ended December 31, 2008) were among our top ten insured and/or reinsured exposures. The remaining 57 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.
     Approximately 82% of commutations completed in 2008 related to commutations completed during the three months ended December 31, 2008. The combination of the claims settlement activity in 2008, including commutations, with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2008 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $115.6 million for our remaining insurance and reinsurance entities in 2008.
     One of our reinsurance companies had retrocessional arrangements providing for full reinsurance of all risks assumed. During the year, this entity commuted its largest assumed liability and related retrocessional protection whereby the subsidiary paid net losses of $222.0 million and reduced net IBNR by the same amount, resulting in no gain or loss to us.
Comment 2:
2.	You disclose that your loss reserve estimates are based on loss reports received from ceding companies. A higher degree of uncertainty appears to exist for these estimates due to your reliance upon data received from the cedant. We believe that your critical accounting policy should discuss how you use cedant loss reports in estimating your loss reserves, particularly how you adjust your reserve estimates to compensate for any limitations in this data. Please provide us

Jim B. Rosenberg
September 2, 2011

proposed disclosure to be included in future filings that considers the following factors:
•	The type and frequency of information received from the cedants,

•	Limitations in cedant loss report data and corresponding adjustments made in your reserve estimation process,

•	A quantification of the reserves determined by you because you had not received loss reports from ceding companies,

•	The process you perform to determine the accuracy and completeness of the information received from cedants,

•	A description and quantification of adjustments made by you to loss reports received from ceding companies. If you have made no adjustments to these reports, please tell us your basis for not doing so,

•	The amount of any backlog related to the processing of cedant loss information, and

•	The frequency of disputes with cedants and the process used to resolve these disputes.
Response:
In future filings, beginning with our 2011 Form 10-K, we plan to include disclosure that is substantially similar to the following after the first paragraph on page 73 of our 2010 Form 10-K:
     “Loss advices or reports from ceding companies are generally provided via the placing broker and comprise treaty statements, individual claims files, electronic messages and large loss advices or cash calls. Large loss advices and cash calls are provided to us as soon as practicable after an individual loss or claim is made or settled by the insured. The remaining broker advices are issued monthly, quarterly or annually depending on the provisions of the individual policies or the ceding company’s practice. For certain direct insurance policies where the claims are managed by Third Party Administrators (TPA’s) and Managing General Agents (MGA’s), loss bordereaux are received either monthly or quarterly depending on the arrangement with the TPA and MGA.
     We log all claims advices in our internal ‘Claims Tracking System’ upon receipt from brokers and cedants. Each advice is then assigned to the appropriate internal claims adjuster. Our professional claims adjusters and lawyers have many years of experience specializing in each class of business that we manage and also have established authority and internal referral levels. Individual large claims are reviewed and approved by senior management. Every item in the Claims Tracking System is monitored and tracked from the date of receipt of documents to review by adjusters and management and subsequent recording by our internal operations team. All loss reports are processed within three months of receipt, with any items not processed during this period identified and flagged for review by senior management. The accuracy and completeness of the loss reports is assessed during the claims adjusting process. We also track where additional information is required for certain claims so that the exact status of all claims received can be monitored to ensure that additional requests and queries are tracked and acted upon. By carrying out additional onsite audits (by cedant for reinsurance or

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September 2, 2011

by policyholder for direct claims), we are able to test the accuracy of the figures in the actual underlying files and loss advices.
     Where we provide reinsurance or retrocession reinsurance protection, the process of claim advice from the direct insurer to the reinsurers and/or retrocessionaires naturally involves more levels of communication, which inevitably creates delays or lags in the receipt of loss advice by the reinsurers/retrocessionaires relative to the date of first advice to the direct insurer. Certain types of exposure, typically latent health exposures such as asbestos-related claims, have inherently long reporting delays, in some cases many years, from the date a loss occurred to the manifestation and reporting of a claim and ultimately until the final settlement of the claim. For Asbestos and Environmental exposures, our actuaries apply explicit time lag assumptions in their reserving methodologies. This time lag varies by portfolio from one to five years depending on the relative mix of domicile, percentages of product mix of insurance, reinsurance and retrocessional reinsurance, primary insurance, excess reinsurance, reinsurance of direct and reinsurance of reinsurance within any given exposure category. Exposure portfolios written from a non-US domicile are assumed to have a greater time lag than portfolios written from a US-domicile. Portfolios with a larger proportion of reinsurance exposures are assumed to have a greater time-lag than portfolios with a larger proportion of insurance exposures.
     An industry-wide weakness in cedant reporting affects the adequacy and accuracy of reserving for advised claims. We attempt to mitigate this inherent weakness as follows:
     (i) We closely monitor cedant loss reporting and, for those cedants identified as providing inadequate, untimely or unusual reporting of losses, we conduct, in accordance with the provisions of the insurance and reinsurance contracts, detailed claims audits at the insured’s or reinsured’s premises. Such claims audits have the benefit of validating advised claims, determining whether the cedant’s loss reserving practices and reporting are adequate and identifying potential loss reserving issues of which our actuaries need to be made aware. Any required adjustments to advised claims reserves reported by cedants identified during the claims audits will be recorded as an adjustment to the advised case reserve.
     (ii) Onsite claims audits are often supplemented by further reviews by our internal and external legal advisors to determine the reasonableness of advised case reserves and, if considered necessary, an adjustment to the reported case reserve will be recorded.
     (iii) Our actuaries project expected paid and incurred loss development for each class of business, which is monitored on a quarterly basis. Should actual paid and incurred development differ significantly from the expected paid and incurred development, we will investigate the cause and, in conjunction with our actuaries, consider whether any adjustment to ultimate loss reserves is required.
     Our actuaries consider the quality of ceding company data as part of their ongoing evaluation of the liability for ultimate losses and loss adjustment expenses, and the methodologies they select for estimating ultimate losses inherently compensate for potential weaknesses in this data, including weaknesses in loss reports provided by cedants.

Jim B. Rosenberg
September 2, 2011

     We strive to apply the highest standards of discipline and professionalism to our claims adjusting, processing and settlement and disputes with cedants are rare. However, we are from time to time involved in various disputes and legal proceedings in the ordinary course of our claims adjusting process. The majority of the losses ceded to us are from the subscription insurance market (where there are often many insurers and reinsurers underwriting each policy), and we often are involved in disputes commenced by other co-insurers who act in unison with any litigation or dispute resolution controlled by the lead underwriter. Coverage disputes arise when the insured/reinsured and insurer/reinsurer cannot reach agreement as to the interpretation of the policy and/or application of the policy to a claim. Most insurance and reinsurance policies contain dispute resolution clauses requiring arbitration or mediation. In the absence of a contractual dispute resolution process, civil litigation would be commenced. We aim to reach a commercially acceptable resolution to any dispute, using arbitration or litigation as a last resort. We regularly monitor and provide internal reports on all disputes involving arbitration and litigation and engage external legal counsel to provide professional advice and assist with case management.”
With respect to the fifth bullet point above, while we do make adjustments to loss reports received from ceding companies during our day-to-day processing and loss adjusting, we do not track such adjustments on an individual or aggregate basis.
Comment 3:
Reinsurance Balances Receivable, page 81
3.	Please provide us proposed disclosure to be included in future filings that explains why the provision for uncollectible reinsurance decreased by $16 million in 2010 but reinsurance balances recoverable increased by $323 million.
Response:
In future filings, beginning with our 2011 Form 10-K, we plan to expand the disclosure on page 81 of the 2010 Form 10-K to include disclosure substantially similar to the following paragraph:
     “Reinsurance balances receivable increased by $323.1 million during 2010 primarily as a result of additional reinsurance receivables acquired during the year partially offset by cash collections. The stronger creditworthiness of acquired reinsurance receivables compared to reinsurance receivables at December 31, 2009, combined with the reduction in aggregate provisions for bad debt of $49.6 million (following the collection of reinsurance receivables against which bad debt provisions had been provided in earlier periods), resulted in a lower provision for uncollectible reinsurance at December 31, 2010 compared to the provision at December 31, 2009.”
Comment 4:
Consolidated Financial Statements
Consolidated Statement of Comprehensive Income, page 115
4.	The line items in the consolidated statements of comprehensive income do not appear to include related income taxes. Please provide us proposed disclosure to

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September 2, 2011

be included in future filings that quantifies the amount of income tax expense/benefit allocated to comprehensive income and other items charged directly to equity. Refer to ASC 740-20-45.
Response:
In response to the Staff’s comment, and consistent with the guidance in ASC 740-20-45, we propose to enhance our statements of comprehensive income in future filings, beginning with our 2011 Form 10-K, such that the line “Other comprehensive income” is expanded to “Other comprehensive income, net of tax” so that it is clear to our investors that the line items in the consolidated statements of comprehensive income include related income taxes.
Comment 5:
Notes to the Consolidated Financial Statements
Significant Accounting Policies, page 118
5.	Please provide us proposed disclosure to be included in future filings, describing your accounting policy for commutations and the impact a commutation has on reinsurance balances receivable, the provisions for fair value adjustments and unallocated loss and loss adjustment expenses applicable to the commuted business. In addition, include in your proposed disclosure a definition of “advised” reserves and an explanation of your statements on page 89 that a commutation “often results in a net gain irrespective of whether the settlement exceeds the advised case reserves.”
Response:
In future filings, beginning with our 2011 Form 10-K, we plan to expand the disclosure about our accounting policy for loss and loss adjustment expenses on page 120 of the 2010 Form 10-K by replacing the first full paragraph with disclosure substantially similar to the following:
     “Commutations provide an opportunity for the Company to exit exposures to entire policies with insured and reinsureds for an agreed upon payment, or payments, often at a discount to the previously estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to the insured or reinsured are eliminated. A commutation is recognized upon the execution of a Commutation Release Agreement. On completion of a commutation, all the related balances, including insurance and reinsurance balances payable and/or receivable, funds held by ceding companies, and losses and loss adjustment expenses (including fair value adjustments and estimated IBNR), are written off with corresponding gain or loss recorded in the net reduction of ultimate losses. A commutation may result in a net gain irrespective of whether the settlement exceeds the advised case reserves. Advised case reserves are those reserve estimates for a specific loss or losses reported to the Company by either the broker or insured or reinsured. IBNR liabilities (or reserves) are established by the Company at a class of business or exposure level for claims that have not yet been reported to the Company but can reasonably be expected to have occurred, as well as for the future development of reported claims. A commutation settlement is a negotiated settlement of both the advised case reserves and an estimate of the IBNR reserves that relate to the policies being commuted. For latent exposures with a long reporting tail, the estimated level of IBNR

Jim B. Rosenberg
September 2, 2011

reserves may be significantly higher than the advised case reserves. In such an instance, the commutation settlement of a block of such policies may be greater than the advised case reserves but less than the aggregate of the advised case reserves plus the estimated related IBNR reserves, resulting in a total saving to the remaining liability.
     To the extent possible, all prior historical loss development that relates to commuted exposures is eliminated to produce revised historical loss development for the remaining non-commuted exposures. The Company’s estimates of IBNR reserves are not determined at the policyholder level but at the aggregate class of business or exposure level. Therefore, the Company does not typically identify a specific amount of IBNR reserves settled with each commutation. Rather, on an annual basis in the fourth quarter, the Company’s actuaries apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess their estimates of gross and net ultimate liabilities and required gross and net IBNR reserves. Should a commutation that the Company considers significant occur in one of the first three quarters, then the Company, in conjunction with its independent actuaries, would estimate the amount of IBNR that would be associated with the policies being commuted. If the financial impact (including release of IBNR) of the commutation is considered significant, the Company would adjust its estimate of ultimate loss and loss adjustment expense liabilities in the quarter that the commutation was concluded. The agreed commutation settlement is recorded in net losses paid.
     To the extent that commuted policies are protected by reinsurance, then the Company will, on completion of a commutation with an insured or reinsured, negotiate with the reinsurers to contribute their share of the commutation settlement. Any amounts received from such reinsurers will be recorded in net losses paid and the impact of any savings or loss on reinsurance recoverable on unpaid losses will be implicitly included in the actuarial reassessment of net ultimate liabilities and net IBNR reserves.
     Commutations of acquired companies’ exposures have the effect of accelerating the payout of claims compared to the probability-weighted ranges of actuarially projected cash flows that the Company applies when estimating the fair values of assets and liabilities at the time of acquisition. Any material acceleration of payout together with the impact of any material loss reserve savings in any period will also accelerate the amortization of fair value adjustments in that period.
     The Company’s insurance and reinsurance subsidiaries establish provisions for loss adjustment expenses relating to run-off costs for the estimated duration of the run-off. These provisions are assessed at each reporting date and provisions relating to future periods are adjusted to reflect any changes in estimates, including the impact of any acceleration of the run-off period that may be caused by commutations, of the periodic run-off costs or the duration of the run-off. Provisions relating to the current period together with any adjustment to future run-off provisions are included in loss and loss adjustment expenses in the consolidated statements of earnings.”

Jim B. Rosenberg
September 2, 2011

We view the impact of commutations as integral to our accounting for losses and loss adjustment expenses and therefore propose describing the accounting for both items within the same significant accounting policy.
Comment 6:
Acquisitions, page 122
6.	In accounting for acquisitions, you determine the fair values of reinsurance assets and liabilities based on “probability-weighted ranges of associated projected cash flows based on actuarially prepared information and management’s run-off strategy.” You also state that “any amendment to the fair values resulting from changes in such information or strategy will be recognized when the changes occur.” Please provide us proposed disclosure of the following information to be included in future filings.
•	Describe how your actuaries determine these projected cash flows, particularly if they use information provided by the seller and whether they make adjustments to this information. If so explain how these adjustments are determined.

•	Describe the objectives and process governing management’s run-off strategy.

•	Explain your basis for including an assumption for management’s run-off strategy in these fair value estimates, particularly how this adjustment has resulted in a fair value that reflects the price a hypothetical marketplace participant would pay to either purchase the asset or transfer the liability.

•	Describe and quantify the key assumptions used in these valuations such as the risk margin and run-off assumptions or “estimated timing of reserve settlements,” as described on page 149.

•	Explain the nature of subsequent fair value adjustments resulting from new information or changes in strategy and how these adjustments have impacted your operating results.
In responding to this comment, please refer us to the technical guidance which you have relied upon.
Response:
In future filings, beginning with our 2011 Form 10-K, we plan to expand the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” on page 72 and the disclosure on page 122 of the 2010 Form 10-K to include disclosure substantially similar to the following:
     “The Company’s primary objective in running off the operations of an acquired company is to effect an orderly and efficient settlement of all liabilities and assets and, in so doing, to strive to achieve savings in the settlement of such amounts in relation to the values implied by the purchase price of the transaction. The Company’s run-off process is led by disciplined management and includes the adjustment and settlement of valid claims, commutations of exposures, disciplined collection of reinsurance receivables, achievement of early finality of the

Jim B. Rosenberg
September 2, 2011

acquired run-off by way of solvent scheme of arrangement (if available) and imposition of strong financial and operational governance over acquired companies.
     The most significant liability and asset of an acquired company are typically the liability for loss and loss adjustment expenses and the asset related to any reinsurance recoverable on these liabilities that may be contractually due to the acquired entity. The market for acquisition of run-off companies is not sufficiently active and transparent to enable the Company to identify reliable, market exit values for acquired assets and liabilities. Accordingly, consistent with provisions of U.S. GAAP, the Company has developed internal models that it believes allow it to determine fair values that are reasonable proxies for market exit values. The Company is familiar with the major participants in the acquisition run-off market and believes that the key assumptions it makes in valuing acquired assets and liabilities are consistent with the kinds of assumptions made by such market participants. Furthermore, in the Company’s negotiation of purchase price with sellers, it is frequently clear to the Company that other bidders in the market are using models and assumptions similar in nature to the Company’s during the competitive bid process. The majority of acquisitions are completed following a public tender process whereby the seller invites market participants to provide bids for the target acquisition.
     The Company accounts for acquisitions using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value. The fair values of each of the reinsurance assets and liabilities acquired are derived from probability-weighted ranges of the associated projected cash flows, based on actuarially prepared information and management’s run-off strategy. The Company’s run-off strategy, as well as that of other run-off market participants, is expected to be different from the seller’s as generally sellers are not specialized in running off insurance and reinsurance liabilities whereas the Company and other market participants do specialize in such run-offs.
     The key assumptions used by the Company and, it believes, by other run-off market participants in the fair valuation of acquired companies are (i) the projected payout, timing and amounts of claims liabilities; (ii) the related projected timing and amount of reinsurance collections; (iii) a risk-free discount rate, which is applied to determine the present value of the future cash flows; (iv) the estimated unallocated loss adjustment expenses to be incurred over the life of the run-off; (v) the impact that any accelerated run-off strategy may have on the adequacy of acquired bad debt provisions; and (vi) an appropriate risk margin.
     The probability-weighted projected cash flows of the acquired company are based on projected claims payouts provided by the seller predominantly in the form of the seller’s most recent independent actuarial reserve report. In the absence of the seller’s actuarial reserve report, the Company’s independent actuaries will determine the estimated claims payout.
     With respect to the Company’s U.K., Bermudian and Australian insurance and reinsurance subsidiaries, the Company is able to pursue strategies to achieve complete finality and conclude the run-off of a company by promoting solvent schemes of arrangement. Solvent schemes of arrangement are a popular means of achieving financial certainty and finality for insurance and reinsurance companies incorporated or managed in the U.K., Bermuda and

Jim B. Rosenberg
September 2, 2011

Australia by making a one-time full and final settlement of an insurance and reinsurance company’s liabilities to policyholders. On acquisition of a U.K., Bermudian or Australian company, the claims payout projection is weighted according to management’s estimated probability of being able to complete a solvent scheme of arrangement. To the extent that solvent schemes of arrangement are not available to an acquired company, no weighting is applied to the projected claims payout.
     On acquisition, the Company makes a provision for unallocated loss adjustment expense liabilities. This provision considers the adequacy of the provision maintained and recorded by the seller in light of the Company’s run-off strategy and estimated unallocated loss adjustment expenses to be incurred over the life of the acquired run-off as projected by the seller’s actuaries or, in their absence, the Company’s actuaries. To the extent that the Company’s estimate of the total unallocated loss adjustment expense provision is different from the seller’s, an adjustment will be made. While it is the objective of the Company to accelerate the run-off by completing commutations of assumed and ceded business (which would have the effect of shortening the life, and therefore the cost, of the run-off), the success of this strategy is far from certain. As a result, the estimates of unallocated loss adjustment expenses are based on running off the liabilities and assets over the actuarially projected life of the run-off, which the Company considers to be a prudent basis. In those domiciles where solvent schemes of arrangement are available, management’s estimates of the total unallocated loss adjustment expenses are probability-weighted in accordance with the estimated time that a solvent scheme of arrangement could be completed, which has the effect of reducing the period of the run-off and the related unallocated loss adjustment expenses. For those acquisitions in domiciles where solvent schemes of arrangement are not available, the unallocated loss adjustment expenses are estimated over the projected life of the run-off.
     The Company believes that providing for unallocated loss adjustment expenses based on the Company’s run-off strategy is appropriate in determining the fair value of the assets and liabilities acquired in an acquisition of a run-off company. The Company believes that other participants in the run-off acquisition marketplace factor into the price to pay for an acquisition the estimated cost of running off the acquired company based on how that participant expects to manage the assets and liabilities.
     The difference between the carrying value of reserves acquired at the date of acquisition and the fair value is the Fair Value Adjustment, or FVA. The FVA is amortized over the estimated payout period and adjusted for accelerations on commutation settlements or any other new information or subsequent change in circumstances after the date of acquisition. To the extent the actual payout experience after the acquisition is materially faster or slower than anticipated at the time of the acquisition, there is an adjustment to the estimated ultimate loss reserves, or there are changes in bad debt provisions or in estimates of future run-off costs following accelerated payouts, then the amortization of the FVA is accelerated or decelerated, as the case may be, to reflect such changes.”
In determining the acquisition date fair values of reinsurance liabilities and the associated reinsurance assets acquired in business combinations (for convenience, referred to herein as the

Jim B. Rosenberg
September 2, 2011

“reinsurance assets and liabilities”), we apply the guidance contained within ASC 820. Additionally, while we understand that SEC Staff speeches do not constitute authoritative accounting guidance, we have considered such speeches on the topic of fair value measurements in the application of our estimates.
During the negotiation of the purchase price for a business combination, while we do not agree contractually to individual values for the reinsurance assets and liabilities (or any other assets and liabilities) with the seller, the price we ultimately agree upon is essentially an amalgam of the fair market values of the individual assets and liabilities. Because all of the companies we have acquired have been in run-off, there has rarely, if ever, been any goodwill that might otherwise be attributable to an ongoing business enterprise and there have rarely been any other intangible assets. The market for the acquisition of run-off companies in our experience has been characterized by several bidders actively competing for the same acquisition target, with negotiations running concurrently in what amounts to a “closed auction” process. The sellers in our experience will, in the absence of any perceived execution risk, award the acquisition entirely on the basis of the highest bid in the auction process as there tends to be no other strategic reason for a run-off operation that would cause the seller to accept any other bid.
Exit Price, Principal Market and Seller Considerations
Based on the above, an underlying premise of our fair value estimation process for reinsurance assets and liabilities is that the price paid in the business combination provides the strongest available evidence of an observable exit price for these assets and liabilities, albeit an indirect one. We consider the guidance in ASC 820-30-3 in order to confirm there are no factors that would make this underlying premise inappropriate and, in the absence of such factors, we approach our fair valuation process with this underlying premise in mind.
A key consideration for us among those in ASC 820-30-3 is whether the market in which the transaction occurs is different from the market in which we would sell the reinsurance assets or liabilities (ASC 820-30-3 d.). We believe that the principal and most advantageous market for the sale of reinsurance assets and liabilities of run-off companies is the same market in which we participate in our business acquisitions. The unique and sometimes complex nature of the reinsurance assets and liabilities of run-off companies has a limiting effect on the number of market participants with the expertise to engage in transactions, so there is essentially no alternative market in which run-off companies might participate.
Another important consideration for us in applying ASC 820-30-3 is whether the seller is potentially acting under duress such that the price it is willing to accept is not reflective of a market exit price (820-30-3 c.). In our experience, while the acquisition target itself may be in run-off and may or may not have financial difficulties, these operations have formed only a part of a larger business enterprise of the seller and the sellers themselves have been able to negotiate with us from a position of financial strength.

Jim B. Rosenberg
September 2, 2011

Use of Valuation Models and Market Participant Considerations
Once we have concluded that the purchase price we have paid for a business acquisition represents an appropriate exit price for the combined value of all acquired assets and liabilities, we assign separate fair values to reinsurance assets and liabilities. Because there are no quoted prices in active markets for our newly acquired reinsurance assets or liabilities, or other market mechanisms that would allow us to directly observe the prices for identical or similar assets or liabilities, we utilize valuation models to estimate appropriate fair values. The valuation models we use are essentially an income approach using present value techniques, as contemplated in the guidance of ASC 820 at paragraph 35-16B b.
In the application of our valuation models, we are required to make assumptions about such items as future payout periods, risks inherent in the cash flows associated with assets and liabilities, and other factors (as now more fully described in our proposed amendments to our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth above), which require significant management judgment. While individual market participants will invariably make specific judgments that are different, we believe that the nature of the assumptions we make is consistent with those assumptions other market participants would make in pricing the reinsurance assets and liabilities. Pursuant to ASC 820-35-9, we do not identify specific market participants in the application of our fair value models but view the participants engaged in the run-off acquisition market as a whole as constituting a meaningful group of market participants for this purpose.
For competitive reasons, other market participants carefully guard the specific assumptions that they make in valuing specific reinsurance assets and liabilities. Accordingly, we do not have clear visibility into their specific model inputs that drive their value estimates. We do believe, however, that the inputs we use in our models are consistent with the kinds of inputs other market participants would use, and that our models result in estimates of fair value for reinsurance assets and liabilities that constitute the most meaningful market exit values that are practically determinable for such items.
The assumptions used in the determination of fair value differ for each company acquired and so to quantify the assumptions used, as requested in the fourth bullet point of your comment, would require quantifying the assumptions for each acquisition. We believe that such disclosure would provide future sellers and our competitors a road map to our valuation process that would be prejudicial to the Company.
Comment 7:
Reinsurance Balances Receivable, page 147
7.	You record a fair value adjustment (“FVA”) in connection with your acquisition of reinsurance subsidiaries that represents the estimated timing of loss and loss adjustment expense recoveries, an assumed interest rate equivalent to a risk free rate for securities with similar duration and a spread to reflect credit risk and that is adjusted for subsequent commutation settlements. Please refer us to the technical guidance upon which you have relied in determining this accounting treatment.

Jim B. Rosenberg
September 2, 2011

Response:
Please refer to our response to Comment 6, which refers to the technical guidance relied upon in accounting for acquisitions of companies in run-off, including reinsurance balances receivable, and the proposed additional disclosure we plan to include in future filings, beginning with our 2011 Form 10-K.
Comment 8:
Losses and Loss Adjustment Expenses, page 149
8.	You record a fair value adjustment (“FVA”) for reserves of acquired insurance companies that represents the difference between the carrying value of reserves of acquired companies at the date of acquisition and the fair value of these reserves and that is adjusted for subsequent commutation settlements. Please provide us proposed disclosure of the following information to be included in future filings.
•	Explain how you determine the carrying value of these reserves.

•	Explain how you determine the fair value including estimated timing of reserve settlements and risk margin reflected in your discount rates. Provide disclosure that quantifies these assumptions for your acquisitions program.
In responding to this comment, refer us to the technical guidance which you have relied upon.
Response:
Our response to Comment 6 includes the reference to the technical guidance relied upon in accounting for acquisitions of run-off companies including loss and loss adjustment expense liabilities. In future filings, beginning with our 2011 Form 10-K, we plan to expand the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” on page 72 and the disclosure on page 122 of the 2010 Form 10-K to include the proposed disclosure noted in our response to Comment 6 above.
Comment 9:
Taxation, page 163
9.	Please provide us proposed disclosure to be included in future filings that describe the significant components of your income tax provision to include current tax expense/benefit and deferred tax expense/benefit. Refer to ASC 740-10-50-9. Also, separately disclose pretax income and the tax provision for domestic and foreign operations, as required by Rule 4-08(h) of Regulation S-X.
Response:
We previously had considered disclosure of the distribution of our income before taxes between domestic and foreign operations; however, we had determined that such disclosure would not provide meaningful benefit to investors or potential investors in a Bermuda-domiciled issuer or aid them in making an informed investment decision about us because,

Jim B. Rosenberg
September 2, 2011

under current Bermuda law, we and our Bermuda subsidiaries are not required to pay any taxes in Bermuda on our income or capital gains. We have received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, we and our Bermuda subsidiaries will be exempt from taxation in Bermuda until March 2035.
Regulation S-X Rule 4-08(h) requires that “Disclosure shall be made in the income statement or a note thereto, of (i) the components of income (loss) before income tax expense (benefit) as either domestic or foreign.” In addition, the rule clarifies that “For purposes of this rule, foreign income (loss) is defined as income (loss) generated from a registrant’s foreign operations, i.e., operations that are located outside of the registrant’s home country.” Our country of domicile is Bermuda as disclosed in Item 1 and in Note 1 to the consolidated financial statements for the year ended December 31, 2010 in our Form 10-K. Therefore, for the purposes of this disclosure, the net income before tax attributable to Bermuda is considered domestic as specified by Regulation S-X.
In response to the Staff’s comment, and in accordance with the guidance above, we propose to expand the Taxation note to our consolidated financial statements in future filings, beginning with the 2011 Form 10-K, to include the disclosure set forth below:
“Note #. Taxation
Income before income taxes for the years ended December 31, 2011, 2010 and 2009 includes the following components (in thousands of U.S. dollars):

	Years Ended December 31
	2011	2010	2009
Domestic (Bermuda)	$xxxxxx	$45,434	$(91,550)
Foreign	xxxxxx	215,784	254,365

Total	$xxxxxx	$261,218	$162,815

Tax expense (benefit) for income taxes is comprised of:

	Years Ended December 31
	2011	2010	2009
Current:
Domestic (Bermuda)	$xxxxxx	$0	$0
Foreign	xxxxxx	57,443	35,172

	$xxxxxx	$57,443	$35,172

	2011	2010	2009
Deferred:
Domestic (Bermuda)	$xxxxxx	$0	$0
Foreign	xxxxxx	29,689	(7,567)

	xxxxxx	29,689	(7,567)

Total Tax Expense	$xxxxxx	$87,132	$27,605

Jim B. Rosenberg
September 2, 2011

Comment 10:
Commitments and Contingencies, page 166
10.	As disclosed on page 61, you do not believe that the resolution of any currently pending legal proceedings, either individually or taken as whole, will have a material adverse effect on your business, results of operations or financial condition. Please provide us proposed disclosure to be included in future filings that provide corresponding assertions in this footnote.
Response:
In future filings, beginning with our 2011 Form 10-K, we will include in the Commitments and Contingencies note to our consolidated financial statements disclosure substantially similar to the following in response to your comment:
“The Company is, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation regarding claims. The Company does not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material effect on its business, results of operations or financial condition. Nevertheless, there can be no assurance that such pending legal proceedings will not have a material effect on the Company’s business, financial condition or results of operations. The Company anticipates that, similar to the rest of the insurance and reinsurance industry, it will continue to be subject to litigation and arbitration proceedings in the ordinary course of business, including litigation generally related to the scope of coverage with respect to asbestos and environmental claims. There can be no assurance that any such future litigation will not have a material effect on the Company’s business, financial condition or results of operations.”
We may, however, modify this proposed disclosure if at the time we file our 2011 Form 10-K facts and circumstances then existing with respect to any pending legal proceedings would require us to provide different information to our shareholders.
Comment 11:
Condensed Unaudited Quarterly Financial Data, page 171
11.	You disclose on page 81 that “Given the high degree of statistical uncertainty, and potential volatility, it would be unusual to adjust reserves on the basis of one, or even several, quarters of loss development activity. As a result, unless the incurred loss activity in any one quarter is of such significance that management is able to quantify the impact on the ultimate liability for loss and loss adjustment expenses, reductions or increases in loss and loss adjustment expense liabilities are carried out in the fourth quarter based on the annual reserve review described above.” Your financial data shows that the majority of your total net reductions in ultimate loss and loss adjustment expense liabilities for the year were recorded in the fourth quarter in each of the past three years and that the amount of these reductions has been significant. Please identify for us the nature

Jim B. Rosenberg
September 2, 2011

and extent of a) new events that occurred or b) additional experience/information obtained since the previous quarterly reviews that led to these changes in estimate in the fourth quarter. Explain why recognition in earlier quarters was not required and how recording adjustments only in the fourth quarter complies with GAAP for interim financial reporting.
Response:
In accordance with Regulation S-X Article 10(b)(8), we prepare our quarterly statements to reflect all adjustments considered necessary for a fair presentation of our financial position and results of operations. We update our estimate of loss reserves at each quarter end to reflect management’s current best estimate of the liability for losses and loss adjustment expenses.
Changes in ultimate loss and loss adjustment expense liabilities in any period are due to either changes in industry benchmark data or incurred and paid loss development activity within our underlying portfolio of run-off businesses.
In conjunction with our independent actuaries, we monitor industry benchmarks on a quarterly basis and, should a change be identified, we would estimate its magnitude and, if material, adjust our estimate of ultimate loss and loss adjustment expenses in the period in which the change occurs. No such changes were identified in any quarter during the years ended December 31, 2008, 2009 or 2010.
In estimating ultimate loss and loss adjustment expense liabilities, our actuaries consider the trend of historical paid and incurred loss development and apply their various methodologies (as explained in our 2010 Form 10-K) to such development. It is the change, in the period under review by our actuaries, in paid and incurred loss development that, once the actuarial methodologies are applied, may cause a revision to the estimates of ultimate reserves required. The changes in paid and incurred loss development are broadly caused by two factors: (i) commutations of blocks of policies with cedants; and (ii) the favorable or adverse trend of non-commuted paid and incurred losses.
In the insurance and reinsurance run-off industry, the majority of commutations typically occur during the fourth quarter. For the years ended December 31, 2008, 2009 and 2010, the value of settled commutation payments in the fourth quarter as a percentage of the total commutation payments in each year (excluding those commutations for which the financial impact was recorded in earlier quarters) was 89.9%, 86.8% and 76.4%, respectively. The reason that most commutations occur during the fourth quarter is largely because ceding companies like to eliminate exposure to unrated reinsurance and insurance receivables before the calendar year end. However, as also stated in our 2010 Form 10-K, should a commutation that we consider significant occur in one of the first three quarters, then we, in conjunction with our independent actuaries, would estimate the amount of IBNR that would be associated with the policies being commuted (bearing in mind that IBNR reserves are not estimated at policy level but at the class of business or exposure level). If the financial impact (including release of IBNR) of the commutation is considered significant, we would adjust our estimate of ultimate loss and loss adjustment expense liabilities in the quarter that the commutation was concluded. In the first

Jim B. Rosenberg
September 2, 2011

quarter of 2008 and the second and third quarters of 2010, commutations were concluded where the estimate of the financial impact was significant and so adjustments to ultimate loss reserves were made in those quarters.
Each quarter we monitor the level of non-commuted paid and incurred loss development to consider any significant movements that may require an adjustment to ultimate loss reserves, and we also compare such movements to what our independent actuaries expected for that quarter. Should we identify material developments or differences from what was expected, we investigate the change and consider whether such development is indicative of a trend in development that would be likely, once the actuaries apply their reserving methodologies, to result in a change of estimate of ultimate loss reserves from the prior period. All of our acquired loss portfolios have been in run-off for many years and are not subject to new loss occurrences, unlike ongoing underwriting businesses where there is the need to reflect new loss occurrences in estimating ultimate loss reserves. Therefore, with the exception of commutations of blocks of policies, our only new experience is paid and incurred loss development. We and our independent actuaries believe that a calendar year is the shortest period of time to determine whether non-commuted loss development is trending towards favorable or unfavorable development of the underlying exposures and for that reason believe that a full review of the development of losses should be carried out annually rather than quarterly. However, in the second quarter of 2008, the first, second and third quarters of 2009 and the third quarter of 2010, we did identify non-commuted loss development that warranted changes in ultimate loss reserves, which were recorded in those periods.
In summary, we review the development of losses in each quarter and adjust for significant commutations occurring that quarter and for any non-commuted loss development that we and our actuaries believe with a certain level of confidence will have an impact on ultimate loss reserves. We believe that this approach is in accordance with the requirements of U.S. GAAP. To the extent that we conclude that one quarter’s development (or even three quarters’ development) is insufficient evidence of a favorable or unfavorable trend of development, we make no adjustment to ultimate reserves until the annual actuarial loss review is completed. As discussed above, the majority of commutations are completed during the fourth quarter, the impact of which, when combined with the annual actuarial loss review, has resulted in significant reductions in ultimate loss and loss adjustment expenses in the fourth quarter.
****
     In connection with your comments above, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
September 2, 2011

     If you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (441) 278-1445.

Sincerely,
/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer

cc:	Frank Wyman (Securities and Exchange Commission)

Don Abbott (Securities and Exchange Commission)

Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)

John Johnston (Deloitte & Touche Ltd., Hamilton, Bermuda)